UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 31, 2005	3 — 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005	Cameco Corporation
By:
"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces $300 Million Debenture
Saskatoon, Saskatchewan, Canada, August 31, 2005 . . . . . . . . . . . . . .
Cameco Corporation announced today that it has entered into an agreement with two underwriters, under which they have agreed to purchase from Cameco and resell $300 million of unsecured debentures. The company will file a preliminary short form prospectus with securities regulatory authorities in all Canadian provinces in connection with the sale of the debentures to the Canadian public. The debentures may be sold on a private placement basis in the US according to the rule 144A exemption. The offering is subject to customary securities regulatory approvals and closing conditions and is expected to close on or about September 16, 2005.
Cameco plans to use the net proceeds of this offering principally for retiring outstanding commercial paper, planned capital expenditures and general corporate purposes. The company’s planned capital expenditures include developmental and sustaining capital at its uranium and conversion facilities. The company’s commercial paper program is used for capital expenditures and general corporate purposes which may include the funding of acquisitions.
The debentures have been rated A (low) by Dominion Bond Rating Service Limited and BBB+ by Standard & Poor’s Rating Service. Each debenture has a minimum denomination of $1,000 and will bear interest at an interest rate of 4.70% per annum payable semi-annually in arrears on March 16 and September 16 in each year commencing March 16, 2006 and will mature on September 16, 2015. The debentures are unsecured obligations of the company.
Cameco’s credit has been rated A (low) by Dominion Bond Rating Service Limited, BBB+ by Standard & Poor’s Rating Service and Baa 2 by Moody’s Investors Service, Inc.
The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the debentures in the United States.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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